Exhibit 99.1

COMPANY ANNOUNCEMENT

TORM plc capital increase in connection with delivery of two vessels
With reference to Company Announcement no. 03 dated 16 March 2023 regarding the acquisition of three 2013 built MR product tanker vessels, TORM plc (“TORM”) has increased its share capital by 946,449 A-shares (corresponding to USD 9,464.49) as a result of the delivery of two of the three aforementioned vessels.

The capital increase is carried out without any pre-emption rights for existing shareholders or others. The new shares have been subscribed for due to the settlement of a USD 32.3m allocated loan note issued in connection with each vessel delivery and correspond to USD 34.2 per A-share with a nominal value of USD 0.01 each. All of the issued shares will be subject to a lock-up for a period of 40 days commencing on the date such shares are issued (the “Lock-up Period”); provided that during the Lock-up Period, the newly issued shares may be resold outside of the United States in transactions pursuant to and in compliance with Regulation S of the Securities Act of 1933, including on Nasdaq Copenhagen, but may not be resold in the United States.

The new shares (i) are ordinary shares without any special rights and are negotiable instruments, (ii) give right to dividends and other rights in relation to TORM as of the date of issuance and (iii) are expected to be admitted to trading and official listing on Nasdaq Copenhagen on 24 May 2023.

After the capital increase, TORM’s share capital amounts to USD 843,953.19 divided into 84,395,317 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 84,395,317 votes are attached to the A-shares. The B-share and the C-share have specific voting rights.

Contact
Christopher Everard, General Manager
Tel.: +45 3917 9200

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

Safe harbor statements as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting TORM. They are not historical facts, nor are they guarantees of future performance.

Where TORM expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, inflationary pressure, the general domestic and international political conditions or events, including “trade wars” and the ongoing conflict between Russia and Ukraine, including the end of the conflict, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuildings and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 19 19 MAY 2023	PAGE 1 / 2

COMPANY ANNOUNCEMENT

Except to the extent required by applicable law or regulation, TORM undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and TORM disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 19 19 MAY 2023	PAGE 2 / 2